UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 31, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

RESULTS OF HARMONY’S EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Shareholders of Harmony (“Shareholders”) are referred to the announcement released by the Company on 18 December 2023, announcing the publication of a circular to Shareholders regarding the proposed broad-based black economic empowerment transactions. Harmony advises Shareholders that, at the Company’s electronic Extraordinary General Meeting (“EGM”) held today, 31 January 2024, the requisite majority of Shareholders approved all the ordinary and special resolutions, as set out in the notice of EGM dated, 14 December 2023, forming part of the Company’s circular to Shareholders published on the Company’s website on 18 December 2023.
Terms used but not defined in this announcement shall bear the meanings given to them in the announcement published on 11 December 2023.
There were 619 982 888 ordinary shares in issue as at the date of the EGM.

The voting results of the resolutions were as follows:

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
ORDINARY RESOLUTIONS
1.Approval of specific authority to issue the ESOP Trust Shares to the ESOP Trust	96,90%	3,10%	538 981 592	86,93%	0,03%
1.Approval of specific authority to issue the (i) Harmony Community Trust Subscription Shares to the Harmony Community Trust; and (ii) Conversion Shares	96,38%	3,62%	538 993 620	86,94%	0,03%
1.Waiver of pre-emptive rights in respect of the ESOP Trust Share Issue and Harmony Community Trust Share Issue	96,90%	3,10%	538 977 367	86,93%	0,03%
1.General Authorisation	96,93%	3,07%	539 026 815	86,94%	0,02%

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
SPECIAL RESOLUTIONS
1.Creation of additional preference shares	95,79%	4,21%	539 071 496	86,95%	0,02%
1.Approval of the amendments to the Company’s Memorandum of Incorporation	96,90%	3,10%	539 000 180	86,94%	0,03%
1.Authorisation for the ability to issue 30% or more of the Preference Shares to the Harmony Community Trust for the purposes of implementing the Harmony Community Trust Share Issue, including to the extent that the Harmony Community Trust is a related person to the Company	96,35%	3,65%	538 978 086	86,93%	0,03%
1.Approval of specific authority to repurchase the Harmony Community Trust Repurchase Shares pursuant to the exercise of the Harmony Community Trust Call Option or the Harmony Community Trust Pre-Emptive Share Buy-Back Right	96,86%	3,14%	538 978 697	86,93%	0,03%
1.Financial Assistance in terms of section 44 of the Companies Act	96,90%	3,10%	538 919 654	86,92%	0,04%

In accordance with the Shareholder approvals obtained at the EGM, the amended memorandum of incorporation of the Company will be filed with the Companies and Intellectual Property Commission as soon as practicable and is expected to be registered no later than 19 February 2024. Thereafter, the Company’s share capital will be amended, in accordance with the corporate actions timetable of the JSE Limited.

Ends.

For more details contact:

Shela Mohatla
Group Company Secretary
+27(0) 71 571 4249

Johannesburg, South Africa
31 January 2024

Corporate Advisor to Harmony in respect of the ESOP
Tamela Holdings Proprietary Limited

Independent Reporting Accountants and Auditors
PricewaterhouseCoopers Incorporated

Legal Advisor to Harmony in respect of the Transactions
Bowman Gilfillan Incorporated

Transaction Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 31, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director